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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                       FOR PERIOD ENDED: DECEMBER 31, 2001
                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR

                        FOR THE TRANSITION PERIOD ENDED:

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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


                    ESENJAY EXPLORATION, INC.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE


                   500 N. WATER STREET, SUITE #1100
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                   CORPUS CHRISTI, TEXAS 78471
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CITY, STATE AND ZIP CODE

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, /X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-KSB could not be filed within the prescribed period. This was due to delays in year-end closing and audit work caused by the timing, staffing, and work required from administrative and accounting staff of the Company to assist with due diligence work conducted by Santos Americas and Europe Corporation and its affiliates and advisors in conjunction with the tender offer for the common stock of the Company announced March 18, 2002. The Company anticipates the Form 10-KSB will be timely filed prior to the expiration of the fifteen day extension period.

                       (ATTACH EXTRA SHEETS IF NEEDED)
                                 SEC 1344 (6/94)

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                          PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      DAVID B. CHRISTOFFERSON            713               739-7100
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             (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Primary variances in the results of operations for the twelve month period ended
December 31, 2001 anticipated to be reported, as contrasted with the twelve month period ended December 30, 2000, are as follows:

o Total revenues in 2001 are estimated to increase approximately $7.0 million as contrasted with total 2000 revenues.

o The primary component of the total revenue increase in 2001 is an increase of approximately $6.9 million in gain on sale of assets.

o Total costs and expenses in 2001 are anticipated to decrease approximately $1.5 million.

o It is estimated that the year 2001 income before provision for income taxes and extraordinary gain will increase from a reported loss for the year 2000 of approximately $8.7 million to a reported loss in the year 2001 estimated to be approximately $0.2 million.

o There is no extraordinary gain in 2001 as contrasted with a $1,126,034 extraordinary gain in 2000.

o There is estimated to be a provision for income tax of approximately $0.3 million in 2001 as contrasted with none in 2000. This is attributable to alternative minimum tax associated with gain on sale of assets incurred in the fourth quarter of 2001.

All above anticipated changes are estimates and are subject to completion of the final audited results of operations for the period ended December 31, 2001.

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                           ESENJAY EXPLORATION, INC.

                 (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   APRIL 2, 2002                   By:   /s/ DAVID CHRISTOFFERSON
      --------------------------------           --------------------------
                                                   Senior Vice President

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

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2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).